VIA EDGAR

November 17, 2021

Mr. Mitchell Austin, Staff Attorney

Ms. Anna Abramson, Staff Attorney

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comcast Corporation

Form 10-K for the Year Ended December 31, 2020

File No. 001-32871

Dear Mr. Austin and Ms. Abramson:

Comcast Corporation (the “Company,” or “we,” “our” or “us”) is writing this letter in response to the comment letter of the Staff of the Securities and Exchange Commission (the “Staff” of the “Commission”) dated October 19, 2021, issued in response to the Company’s letter dated September 28, 2021 (the “Prior Response Letter”) in response to the Staff’s initial comment letter dated September 14, 2021, all relating to the Company’s Form 10-K for the year ended December 31, 2020 (the “Form 10-K”).

As a number of the Staff’s comments request information on how the Company considered providing disclosure in respect of certain matters, or how the Company determined the materiality of certain effects or impacts, we thought that it would be useful to describe the Company’s general approach in this regard.

In the course of preparing non-financial statement disclosures required to be included in the Form 10-K, the Company broadly considers the following sources, among others:

•	the disclosure requirements set forth in the various items of Form 10-K;

•	the provisions of Regulation S-K that apply to Form 10-K and set out what information is required to be included in the Form 10-K;

•	Rule 12b-20 under the U.S. Securities Exchange Act of 1934, as amended, which requires disclosure, in addition to the information expressly required by Commission regulation, of “such further material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not misleading;”[i] and

•	the Commission’s guidance, including the Commission’s Guidance Regarding Disclosure Related to Climate Change (the “Climate Guidance”).ii

Many of the provisions of Regulation S-K, as well as Rule 12b-20 and the Climate Guidance, rely on the concept of “materiality” to determine what information should be disclosed in response to any particular requirement. In determining the materiality of information in this regard, the Company refers to the well-established materiality standard accepted by the Commission: information is material if there is a “substantial likelihood that the disclosure of the omitted fact would have been viewed by the reasonable investor as having significantly altered the ‘total mix’ of information made available.”iii

Throughout the remainder of this letter, we refer to the above as our Disclosure Approach.

In addition, we note that this letter includes statements that are forward-looking in nature. In particular, all statements concerning our expectations with respect to the impact of climate change and severe weather events are based on information that is currently available to us and assumptions that we believe are reasonable. However, all forward-looking statements inherently involve risks and uncertainties, including those risks and uncertainties identified in our filings with the Commission, that could cause actual results to differ materially from those expected.

* * *

For your convenience, we have reproduced the Staff’s comments preceding our responses below. Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

1.	Your response to prior comment 1 refers to current or pending climate-related laws and regulations in the jurisdictions where you operate. Explain in greater detail how you determined whether these laws and regulations are reasonably likely to have a material effect on you. Also, tell us how you considered providing disclosure regarding the difficulties involved in assessing the timing and effect of pending climate-related laws or regulations.

Response

As noted in the Prior Response Letter, while certain jurisdictions where we operate have current or pending climate-related laws and regulations, such as vehicle emission standards, new electric vehicle mandates, building energy codes that impose efficiency mandates and carbon taxes, we have determined, applying our Disclosure Approach, that no material climate-related laws or regulations were required to be described in the Form 10-K.

More generally, in considering our disclosure obligations in respect of laws and regulations applicable to our businesses, whether identified as climate-related or otherwise, we are cognizant of the guidance provided by the Commission in its “Modernization of Regulation S-K Items 101, 103, and 105” that Item 101(c) reflects a “principles-based approach” designed to allow a registrant to disclose “only those governmental regulations that are of particular importance to it.”iv (emphasis added.) The Company similarly considers the disclosure requirements of other provisions of Regulation S-K that may be implicated by the laws and regulations to which the Company is subject, such as other provisions of Item 101 and Items 103, 303 and 503(c), among others.

These considerations involve, among other things:

•	the actual or reasonably foreseeable potential impact of current laws or regulations on our business, including demand for our products and services, the actual and reasonably foreseeable impact on our ability to provide products and services, the competitive landscape of our businesses and consumer behavior and preferences;

•	the actual or reasonably foreseeable potential costs to comply with current laws or regulations, including actual or reasonably foreseeable capital expenditures and costs that might impact our ability to continue to provide our products and services; and

•	with respect to laws or regulations that have been proposed but not enacted or adopted, the likelihood that the proposal will be enacted as proposed and the reasonably foreseeable potential impacts and costs to our business if so enacted or adopted.

In determining whether laws and regulations are reasonably likely to have a material effect on us, we consider, in short, whether there is a substantial likelihood that a reasonable investor would consider information concerning any particular law or regulation important in deciding how to vote or make an investment decision, or, put another way, if providing (or not providing) information on such law or regulation would significantly alter the total mix of information made available.

As a result, the Form 10-K contains extensive disclosure about current and pending communications-related laws and regulations, which are of particular importance to us given the nature of the services we offer. We believe that these laws and regulations, and any changes thereto, could have material impacts on our core businesses – namely, our communications services such as broadband internet and video services and our broadcast media businesses – and could have disproportionate impacts on our operations as compared to certain of our competitors. In contrast, given the nature of the industries in which we operate, we believe that specific severe weather impact-related or climate-related laws and regulations, including the following examples, have not had, and we expect are not reasonably likely to have, material adverse effects on our company for the foreseeable future, given their financial or other impact. For example:

•	The California Public Utility Commission requires certain providers of wireline services to maintain backup power at facilities in high wildfire risk areas. Although these regulations encourage the use of green energy backup facilities, they do permit the use of brown energy backup facilities. We estimate that compliance with the California Public Utility Commission’s backup power requirement will require an average of approximately $44 million in annual capital expenditures over three years beginning in 2021. For context, this annualized amount represents approximately 0.5% of our capital expenditures of $9.2 billion in 2020.

•	Internationally, we pay carbon taxes based on certain gas and electricity usage and diesel tank storage in certain jurisdictions. By way of example, our largest international operations are conducted through our Sky business in Europe, which has been carbon neutral since 2006. As such, Sky paid approximately £1 million of carbon taxes in 2020. For context, this amount represents less than 0.01% of our other operating and administrative costs and expenses of $33.1 billion in 2020.

•	The States of Washington and California will require that all cars sold or purchased in those states be electric by model year 2030 or 2035, respectively, and the State of New York will ban the sale of fossil fuel vehicles starting in 2035. Similar mandates exist in certain other international jurisdictions, including in Europe. Our vehicle needs are currently met through both owned- and leased-fleets. For owned-fleets, we expect that the incremental costs of purchasing electric vehicles in place of traditional vehicles in these states will be managed in the normal course of our vehicle replacement programs through our annual budgeting and long-range financial planning processes. For our leased-fleets, we expect that the providers through which we lease vehicles will make electric vehicles available to us once they become more broadly available and that any incremental costs associated with leasing such vehicles will similarly be managed through our annual budgeting and long-range financial planning processes.

•	Other jurisdictions where we operate have current or pending building codes requiring certain energy efficiency standards. Costs to comply with these regulations are integrated within our ordinary course property maintenance activities, are not separately broken out and are incorporated into local business unit budgets and long-range financial planning processes in the normal course of business.

Regarding the Staff’s question about disclosures regarding the difficulties involved in assessing the timing and effect of pending climate-related laws or regulations, we acknowledge that there is a significant amount of inherent uncertainty in legislative and administrative rulemaking processes. To that end, consistent with the approach set forth in the Climate Guidance, for pending climate-related laws and regulations that we are unable to determine are not reasonably likely to be enacted in all material respects as proposed, we assume such law or regulation would be enacted. We then consider whether any such laws and regulations are reasonably likely to have a material effect on our business, results of operations or financial condition. In this regard, we were and remain conscious of our general obligation, in the context of our MD&A disclosure, to describe any “known material trends and uncertainties.”v

As a result of the considerations as outlined above, we have determined that there is not a substantial likelihood that a reasonable investor would consider information concerning any particular current or pending severe weather impact-related or climate-related law or regulation, individually or in the aggregate, important in deciding how to vote or make an investment decision.

Finally, as we noted in the Prior Response Letter, the Company will continue to evaluate whether inclusion of material information in respect of pending or existing severe weather impact-related or climate-related laws and regulations may be required in future filings with the Commission in accordance with Commission rules and regulations then in effect.

2.	Your response to prior comment 2 states that you have not experienced material indirect consequences of climate-related regulation or business trends and that you do not believe any such trends are reasonably likely to have a material impact on your business, results of operations or financial condition. Please describe the indirect consequences you considered in your analysis and explain how you concluded they were not material.

Response

As we noted in the Prior Response Letter, we have not experienced material indirect consequences of climate-related regulation or business trends. As described in greater detail below, indirect consequences that we have considered in our analysis include whether we have experienced decreased demand or increased competition for, or reputational risks resulting from, our products or services due to their level of greenhouse gas emissions or use of carbon-based energy sources, including energy consumption by our customers to use our products and services. Further, we do not expect that any such trends (should they materialize) are reasonably likely to have a material impact on our business, results of operations or financial condition in the foreseeable future. However, were any such material trends to materialize, the Company recognizes our obligation to make any required disclosure.

Specifically, the indirect consequences of climate-related regulation or business trends we have considered in our analysis include the following.

•	We primarily provide communications services, such as broadband, video, phone and wireless phone services, create and distribute media and entertainment programming and operate theme parks. Competition for our businesses in general depends on pricing, quality and reliability of our services, quality of our programming and our theme park experiences. We believe that reasonably foreseeable indirect consequences of climate-related regulation or business trends for our business therefore would primarily include consideration as to whether we have lost, or acquired, customers as a result of our carbon emissions, either in isolation or as compared to the carbon emissions of our competitors and any potential associated reputational risks. As disclosed in the Form 10-K, we continue to add customer relationships in our Cable Communications and Sky businesses consistent with prior year trends, including growing our broadband services customers, and NBCUniversal’s businesses continue to compete effectively in the ordinary course of business against other media and theme park businesses. Therefore, we do not believe that the number of broadband services customers or attendance at our theme parks has been impacted, positively or negatively, by our carbon footprint. Moreover, we have for many years collaborated with other companies in our industry and suppliers to reduce the energy consumption of devices such as set-top boxes for cable services in customer homes such that we expect competition for customers in the communications industry is unlikely to be impacted by the amount of energy required for such devices.

•	As previously noted, we set a goal in May 2021 to be carbon neutral across our Scope 1 and 2 emissions by 2035 and have begun long-range planning to help us achieve that goal. In assessing potential reputational risks to our business, we considered that goal and the steps we have taken and expect to continue to take as we further refine our goals and plans, as science and technology further evolve, and as practices emerge to better adapt to climate change risks over time.

3.	Your response to prior comment 3 states that severe weather events have impacted your business and operations for many years and discusses some severe weather mitigation efforts; however, it does not appear to discuss the significant physical effects of climate change, such as effects on the severity of weather, on your operations and results. Accordingly, please revise to discuss the physical effects of climate change on your operations and results or explain in greater detail how you concluded that such effects have been, and are expected to continue to be, immaterial to your operations and results. In order to help us assess your response, please provide a quantification of material weather-related damages to your property or operations, a discussion of how weather related impacts have affected or may affect your customers and suppliers and a discussion of any weather-related impacts on the cost or availability of insurance.

Response

As we noted in the Prior Response Letter, we have experienced severe weather events, such as hurricanes and floods, that have impacted our business and operations in various parts of the United States and internationally, and we have incurred costs in connection with related mitigation efforts.

Although, as described in greater detail below, the impact of such events and mitigation efforts have not been material to date, the Company will continue to monitor the impact of severe weather events to evaluate whether inclusion of material information relating to such events may be required in future filings with the Commission.

Regarding the Staff’s question to discuss the physical effects of climate change on our operations and results or to explain how we concluded such effects have been, and are expected to continue to be, immaterial to our operations and results, we note that in the Climate Guidance, the Commission stated that “[s]ignificant physical effects of climate change …[include] effects on the severity of weather (for example, floods or hurricanes), sea levels, the arability of farmland, and water availability and quality.”vi

Consistent with our Disclosure Approach, we consider whether there is a substantial likelihood that a reasonable investor would consider information concerning the severity of physical effects of climate change on our business important in deciding how to vote or make an investment decision, or, put another way, if providing (or not providing) information on such effects would significantly alter the total mix of information made available. We also consider, similar to our response to Comment 1, the actual and reasonably foreseeable potential impact of the severity of weather events on our results of operations and financial condition.

By way of example, when considering whether disclosure of the impact of the physical effects of climate change is required under Item 303 of Regulation S-K, the Company considers whether the physical effects of weather-related events (such as floods, hurricanes and wildfires, rising sea levels and the availability and quality of water) constitute a known trend or uncertainty that is reasonably likely to have a material impact on the Company’s operating results and material cash requirements. As part of this analysis, we consider the impact on our operating results of severe weather events, as well as the reasonably foreseeable likelihood that the severity of weather-related events and any such weather-related costs could increase in the foreseeable future, the potential magnitude of such increase and related capital expenditures, and weather-related impacts on the cost or availability of insurance.

Based on these considerations, including the associated costs described below, we have determined that the actual impact of severe weather events has not been, and we expect is not reasonably likely to be, material to our results of operations or financial condition. For completeness, the Company also notes that we do not consider the other significant physical effects of climate change identified by the Climate Guidance, i.e., sea levels, the arability of farmland, and water availability and quality, to be material to the Company currently or in the reasonably foreseeable future.vii

Notwithstanding the foregoing, in the “Risk Factors” section of the Form 10-K, the Company has noted that, to the extent it experiences material weather-related damages in the future, such damages could result in a variety of adverse consequences for our business. Specifically, we disclosed that “severe weather events such as hurricanes and wild fires have impacted our services, products and properties from time to time in the past and will in the future” and that such events “may result in large expenditures to repair or replace the damaged properties, products, services, networks or information systems to protect them from similar events in the future, and any such events could lead to litigation or otherwise have an adverse effect on our results of operations.”

The Staff also requested that we provide a quantification of material weather-related damages to our property or operations, discuss how weather-related impacts have affected or may affect our customers and suppliers and discuss weather-related impacts on the cost or availability of insurance.

For the three years ended December 31, 2020, hurricanes and wildfires in California impacted our Cable Communications segment as follows: (i) capital expenditures of $1 million, $51 million and $82 million in 2020, 2019 and 2018, respectively; (ii) operating costs and expenses of $5 million and $13 million in 2020 and 2018, respectively; and (iii) $17 million of customer credits issued for service outages in 2018. For reference, in each of these years, these amounts, not including insurance reimbursements received, represented 1% or less of the corresponding Cable Communications segment capital expenditures, operating costs and expenses and revenue for such year. Impacts to our customers of such events typically include loss of service until we are able to restore service. We are not aware of material impacts to our suppliers’ ability to provide goods or services to us as a result of severe weather, although certain utility providers have and we expect will continue to migrate some of their electric lines, to which we attach devices to provide our cable services, from poles above ground to underground. We do incur costs in that instance, and expect to spend an average of $9 million in annual capital expenditures in each of 2021 to 2025 as a result of moving such pole attachments underground.

Although severe weather events have had a more tangible direct impact on our Cable Communications segment, these types of events also impacted the NBCUniversal segments during the three years ended December 31, 2020. In 2018, multiple severe weather events, including earthquakes and typhoons, occurred in Japan that resulted in our theme park closing for periods of time primarily due to public infrastructure challenges that had negatively impacted the ability to travel to the park. The estimated impact to Theme Parks segment Adjusted EBITDA was approximately $85 million, comprised of estimated lost revenue opportunity, offset by the benefit of lower variable costs, from the park’s temporary closure. Similarly, severe weather events in 2019, including a hurricane in Florida, had an estimated impact to Theme Parks segment Adjusted EBITDA of approximately $30 million, also comprised of estimated lost revenue and lower variable costs from the park’s temporary closure. These events, during the three years ended December 31, 2020, resulted in an aggregate of approximately $3 million of capital expenditures. For completeness, we note that severe weather events have not had negative impacts on our Sky segment during the three years ended December 31, 2020.

While availability of insurance coverage for fire-related events in wildfire-prone geographies has been significantly reduced, we have not experienced meaningful constraints in insurance coverage for other types of severe weather-related events. For reference, in 2020, 2019 and 2018, we received approximately $112 million of aggregate insurance reimbursements in respect of prior severe weather events.

Notwithstanding the determinations outlined above that severe weather events have not had a material adverse effect on the Company’s results of operations or financial condition, the Company has in the past disclosed the impact of severe weather-related events when it has determined such disclosure otherwise may be useful in evaluating the comparability of operating results. For example, the Company has in the past disclosed:

•	On page 42 of the Company’s Form 10-Q for the Quarter Ended September 30, 2018 that: “Theme Parks revenue decreased for the three months ended September 30, 2018 compared to the same period in 2017 primarily as a result of lower attendance driven by inclement weather conditions and natural disasters in Japan” and “Operating costs and expenses increased for the three and nine months ended September 30, 2018 compared to the same periods in 2017 primarily due to higher operating costs related to newer rides and attractions, and for Volcano BayTM in Orlando, which was partially offset by the impact of inclement weather conditions and natural disasters in Japan.” In that quarter, Theme Parks segment revenue and operating costs and expenses were $1.5 billion and $0.8 billion, respectively; the estimated impact to Theme Parks segment Adjusted EBITDA is addressed above.

•	On page 32 of the Company’s Form 10-Q for the Quarter Ended September 30, 2017 that: “Adjusted EBITDA [for our Cable Communications segment] was negatively impacted by two hurricanes that affected our service areas in the third quarter of 2017.” In that period, the impact to Cable Communications segment Adjusted EBITDA, which had totaled $5.2 billion, was approximately $37 million, comprised of customer credits for service outages issued and increased operating costs and expenses.

To the extent the Company experiences material impacts to its results of operations or financial condition from severe weather events in the future, we undertake to disclose such events consistent with the requirements of Item 303 of Regulation S-K and our Disclosure Approach generally.

4.	We note from your response to prior comment 3 that capital expenditures for your climate-related projects have not, to date, been a material component of your capital expenditures. Please provide us with additional detail supporting this statement, including quantitative information.

Response

Pursuant to Item 303(b)(1)(ii) of Regulation S-K,viii Form 10-K requires disclosure of the Company’s material cash requirements, including commitments for capital expenditures, and any known material trends. In addition, Item 101(c)(2)(i)ix requires disclosure of the material effects that compliance with government regulations may have on, among other things, capital expenditures.

In addition to the specific requirements set forth above, consistent with our Disclosure Approach, we consider whether there is a substantial likelihood that a reasonable investor would consider information concerning capital expenditures for climate-related projects important in deciding how to vote or make an investment decision, or, put another way, if providing (or not providing) such information would significantly alter the total mix of information made available.

Capital projects involve complex business decisions that often are supported by multiple rationales. As reflected in the Prior Response Letter, capital costs for most projects are driven by a largely commercial rationale but may produce an ancillary climate benefit, such as network virtualization efforts that expand the capacity of our broadband network or construction of a new building that incorporates sustainable design. Such capital expenditures are fully integrated into overall project costs. However, in addition to the foregoing, we have had specific climate-related projects, such as solar panel installations or electric trams, that are separately identifiable and tracked as stand-alone climate-related projects, beyond the expenditures resulting from severe weather events as noted in our response to Comment 3. For the three years ended December 31, 2020, our average annual capital expenditures on such separately identifiable climate-related projects were approximately $5 million. In the context of our capital expenditures of $9.2 billion, $10.0 billion and $9.8 billion for 2020, 2019 and 2018, respectively, these amounts were not material to the Company, representing less than 0.1% of each year’s total capital expenditures.

To the extent the Company has material capital expenditure plans in the future that are not otherwise integrated into the overall project costs and are directly attributable to climate-related projects similar to those outlined above, we undertake to disclose such expenditures consistent with the requirements of Item 303 of Regulation S-K and our Disclosure Approach generally.

5.	Your response to prior comment 4 appears to focus on your transition to carbon neutrality by 2035 and concludes that you do not anticipate costs connected to this goal to be material to your results of operations or financial condition. Please tell us more about how you considered providing disclosure quantifying the estimated costs of achieving your carbon neutral goal and explain how you analyzed the materiality of these costs. Lastly, please tell us about transition risks related to climate change separate from those arising from your carbon neutral goal and explain how you considered providing disclosure regarding their possible effects.

Response

As noted in the Prior Response Letter, based on our analysis to date, while our transition to carbon neutrality will by necessity result in the incurrence of additional costs such as the incremental cost of green energy, applying our Disclosure Approach, we have concluded that we do not anticipate that these costs would be material to our results of operations or financial condition.

With respect to the quantification of the estimated costs of achieving our carbon neutral goal, we first assessed, among other things, the extent of and components comprising our carbon footprint for both Scope 1 and Scope 2 greenhouse gas emissions. For reference, in 2020, electricity for our businesses represented approximately 75% of our Scope 1 and 2 emissions. We then applied an estimate based on current and projected premium costs for green energy, coupled with purchasing carbon offsets, to estimate the incremental costs to transition over the next fourteen years to renewable electricity and meet our carbon neutral goal. Based on that estimate, we would expect to incur between $40 million to $75 million of incremental costs per year in order to reach our goal. For reference, our total electricity costs represented less than 1% of our total costs and expenses of $86.1 billion in 2020, and the high-end estimate of an incremental $75 million of annual costs represents less than 0.1% of such total costs and expenses.

Beyond electricity costs, our vehicle fleet represents approximately 16% of our 2020 Scope 1 and 2 emissions. In addition to our response to Comment 1 above with respect to new electric vehicle mandates that will become effective in the next 9 to 14 years, we continue to evaluate plans as to what proportion and how quickly to transition our vehicle fleet that uses traditional fuel to electric. While we would expect our annual replacement costs to incrementally increase over time as we near 2030 to 2035 and purchase more electric vehicles, we have not, as of the present time, made any decisions and do not have any specific capital expenditure plans with respect thereto beyond our normal course processes to replace portions of our owned fleet annually as vehicles reach a certain age. For reference, most of our owned vehicles are in the Cable Communications segment, which typically maintains an average vehicle fleet age of approximately 8 years. Similarly, we will continue to evaluate plans to transition our leased vehicle fleet over time to electric once viable options for the types of vehicles we use become more broadly available.

In response to the Staff’s request to explain how we considered providing disclosure regarding transition risks related to climate change, we note that climate change transition risk drivers have been described by the Basel Committee on Banking Supervision as “the societal changes arising from a transition to a low-carbon economy …. [that] can arise through: changes in public sector policies; innovation and changes in the affordability of existing technologies (eg that make renewable energies cheaper or allow for the removal of atmospheric GHG emissions); or investor and consumer sentiment towards a greener environment.”x

As noted above, we apply our Disclosure Approach when considering if we are required to include information in our Form 10-K relating to any material risk, trend or uncertainty, including any risk, trend or uncertainty related to climate change. In this respect, we refer you to our responses to Comment 1 (regarding climate-related laws and regulations), Comment 2 (regarding indirect consequences of climate-related regulation or business trends) and Comment 4 (regarding capital expenditures for climate-related projects). By necessity, our consideration of each of these topics involved consideration of associated “transition risks.” In the course of such consideration, we did not identify information concerning the impact, actual or reasonably foreseeable, of climate change-related transition risk on the Company, our business, results of operations or financial condition that we believe results in a substantial likelihood that a reasonable investor would consider important in deciding how to vote or make an investment decision, or, put another way, would significantly alter the total mix of information made available.

6.	Your response to prior comment 5 states that while annual compliance costs related to climate change have increased, the increases have not been material to the company. Please tell us about the nature of the compliance costs incurred, quantify the increased amounts and explain how you analyzed the materiality of these increases.

Response

Please refer to our response to Comment 1 above. In addition, we have incurred incremental costs, primarily including outside consultants and additional internal headcount, as well as increased time allocations of various personnel whose primary responsibilities fall outside of dedicated environmental sustainability matters, such as legal, accounting and finance personnel, in preparation for greenhouse gas emission and other similar reporting mandates. These costs, not including increased time allocations of personnel outside of dedicated sustainability matters, have increased over the past 12 to 18 months to approximately $5 million on an annualized basis, representing less than 0.02% of our other operating and administrative costs and expenses in 2020. Based on these considerations, the incremental cost with respect thereto is not significant relative to the Company’s financial condition and results of operations.

* * *

In connection with our response to the Staff’s comments, we acknowledge that the Company and our management are responsible for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please do not hesitate to call me at (215) 286-5456 with any questions you may have with respect to the foregoing.

Very truly yours,

COMCAST CORPORATION

By:	/s/ Elizabeth Wideman
Name: Elizabeth Wideman
Title: Senior Vice President, Senior Deputy General Counsel and Assistant Secretary

cc:

Brian L. Roberts, Chairman of the Board and Chief Executive Officer

Michael J. Cavanagh, Chief Financial Officer

Thomas J. Reid, Chief Legal Officer and Secretary

Daniel C. Murdock, Executive Vice President and Chief Accounting Officer

i 17 CFR 240.12b-20.

ii Release Nos. 33-9016; 34-61469; FR-82 (Feb. 2, 2010), available at https://www.sec.gov/rules/interp/2010/33-9106.pdf (the “Climate Guidance”).

iii Basic Inc. v. Levinson, 485 U.S. 224 (1988) and TSC Industries, Inc. v. Northway, Inc., 426 U.S. 438 (1976).

iv “Modernization of Regulation S-K Items 101, 103, and 105,” Release Nos. 33-10825; 3 4-89670; File No. S7-11-19 (Aug. 26, 2020), available at https://www.sec.gov/rules/final/2020/33-10825.pdf.

v “Management’s Discussion and Analysis, Selected Financial Data, and Supplementary Financial Information,” Release Nos. 33-10890; 34-90459; IC-34100; File No. S7-01-20 (Nov. 19, 2020), available at https://www.sec.gov/rules/final/2020/33-10890.pdf.

vi Climate Guidance, n. ii supra at 26.

vii Climate Guidance, n. ii supra at 26.

viii 17 CFR 299.303(b)(1)(ii).

ix 17 CFR 299.101(c)(2)(i).

x Basel Committee on Banking Supervision, “Climate-related risk drivers and their transmission channels,” Bank for International Settlements, at 7 (April 2021), available at https://www.bis.org/bcbs/publ/d517.pdf.